3-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02030073

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

APR 4

For the month of MARCH, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: April 2, 2002

By "Mark A. Stephens"
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

6K Filing

News Releases

For the period of February 1, 2002 to March 31, 2002

- February 25, 2002
- February 28, 2002

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

TRIANT

CONTACT:

Mark Stephens, CFO / Tom Corcoran
Triant Technologies Inc.
Nanaimo, BC, Canada
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
New York, NY, United States
212.396.0606
kehoewhite@financial-relations.com

Ernesto Hachey / Bruce Williams
J.F. H. & Assoc.
Ottawa, ON, Canada
613.236.3723
nesto@netcom.ca

FOR IMMEDIATE RELEASE

TRIANT APPOINTS BRIAN HARRISON TO BOARD OF DIRECTORS

NANAIMO, CANADA — FEBRUARY 25, 2002 — **Triant Technologies Inc.** (TSE: TNT; OTCBB: TNTTF) today announced the appointment of Brian Harrison to its Board of Directors. Mr. Harrison brings to the Board considerable experience in business management and corporate development.

Prior to retiring in 2001, Mr. Harrison served in various senior executive positions for A.T. Kearney Inc., one of the fastest growing and most successful management consulting firms in the world and a wholly owned subsidiary of Electronic Data Systems Corporation. As a member of A.T. Kearney's Management Board, he was responsible for the firm's global information technology, R&D, knowledge management, marketing and human resources groups.

Prior to joining A.T. Kearney in 1987, Mr. Harrison spent 13 years at Booz, Allen & Hamilton, an international management consulting firm, which included experience as Vice President of European Operations (based in Paris), Vice President, Administration (based in London) and Managing Partner, Arabian Gulf (based in Abu Dhabi).

Mr. Harrison received an M.B.A. in International Finance from McGill University and a B.A.Sc. (Engineering Science) degree from the University of Toronto. He has co-authored several publications on business management and corporate development.

"I am pleased to join Triant's Board of Directors", said Brian Harrison. "The Company has many exciting growth opportunities before it. I look forward to working with Bob Heath and his executive team to accelerate the Company's growth and to give guidance on the Company's strategic direction."

Robert Heath, Chairman & CEO of Triant, stated: "We welcome Brian Harrison to Triant's board. Mr. Harrison brings with him a wealth of experience in business management and corporate development that significantly increases the depth and breadth of Triant's already strong board."

This appointment is subject to regulatory approval.

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

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